

Mailstop 3233

October 28, 2016

Via E-mail
Mr. Thomas M. Herzog
Executive Vice President and Chief Financial Officer
HCP, Inc.
1920 Main Street, Suite 1200
Irvine, California 92614

Re: **HCP, Inc.**
Form 10-K for the fiscal year ended December 31, 2015
Filed February 9, 2016
File No. 001-08895

Dear Mr. Herzog:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and
Commodities